Exhibit 99.1
Press Release	LIFE SCIENCES RESEARCH, INC.
(NYSE Arca: LSR)
PO Box 2360
Mettlers Road
East Millstone, NJ 08875-2360

For Further Information:
Richard Michaelson
Phone: US (732) 649-9961
E-mail: LifeSciencesResearch@LSRinc.net

November 5, 2009

LSR ANNOUNCES THIRD QUARTER RESULTS

Highlights:
•	Revenues of $49.4 million
•	Operating income of $5.5 million, or 11.1% of revenues, excluding $1.0 million of transaction costs
•	Net income of $1.1 million
•	Diluted EPS of $0.08

EAST MILLSTONE, N.J. (November 5, 2009) – Life Sciences Research, Inc. (NYSE Arca: LSR) announced today financial results for the three and nine months ended September 30, 2009.

Revenues for the third quarter of 2009 were $49.4 million, 22.3% below third quarter 2008 revenues of $63.6 million.  Excluding the effect of exchange rate movements, revenues decreased 13.3%.  Operating income for the quarter ended September 30, 2009 was $4.4 million, which included $1.0 million of expenses associated with the previously announced pending transaction for the Company to be acquired by Lion Holdings, an entity controlled by LSR’s Chairman and CEO, Andrew Baker.  Excluding those costs, operating income was $5.5 million, or 11.1% of revenues, compared with $9.5 million, or 15.0% of revenues for the same period in the prior year.  The 2009 quarter included stock-based compensation expenses of $0.3 million or $0.02 per fully diluted share, compared with $0.5 million or $0.03 per fully diluted share in the 2008 quarter.  The 2009 quarter included Other Expense of $0.9 million or $0.06 per fully diluted share associated with non-cash foreign exchange gains principally related to the Company’s dollar-based debt, compared with Other Expense of $4.6 million in the 2008 quarter. The Company reported net income for the quarter ended September 30, 2009 of $1.1 million or $0.08 per fully diluted share, compared with $2.1 million or $0.13 per fully diluted share for the quarter ended September 30, 2008.

Revenues for the nine months ended September 30, 2009 were $142.7 million, 25.4% below revenues of $191.1 million for the same period in the prior year.  Excluding the effect of exchange rate movements, revenues decreased by 10.5%.  Operating Income for the nine months ended September 30, 2009 was $14.3 million, which included $2.5 million of expenses associated with the previously announced pending transaction for the Company to be acquired by Lion Holdings.  Excluding those costs, operating income was $16.8 million, or 11.8% of revenues, compared with $29.2 million, or 15.3% of revenues for the same period in the prior year.  The 2009 nine-month period included stock-based compensation expenses of $0.8 million or $0.06 per fully diluted share, compared with $1.6 million or $0.10 per fully diluted share in the same period last year.  Other Income in the current period was $3.4 million or $0.24 per fully diluted share, compared with Other Expense of $4.7 million in the prior year. The Company reported net income of $11.0 million or $0.79 per fully diluted share for the nine months ended September 30, 2009, compared with $16.1 million or $1.04 per fully diluted share for the nine months ended September 30, 2008.

Cash and cash equivalents as of September 30, 2009 were $39.4 million, down from $39.5 million as of June 30, 2009 and up from $36.5 million as of December 31, 2008.  Net days sales outstanding at September 30, 2009 were 31 days, compared with 26 days at June 30, 2009 and 30 days at December 31, 2008.  Capital expenditures totaled $4.3 million in the third quarter of 2009, compared with $4.1 million in the third quarter of 2008.  Capital expenditures for the nine months ended September 30, 2009 totaled $8.6 million, compared with $13.9 million for the nine months ended September 30, 2008.

Net new orders totaled $42.5 million for the third quarter of 2009.  This represented a book-to- bill ratio of 0.86 for the quarter.  Net new orders totaled $128.0 million for the nine months ended September 30, 2009.  This represented a book-to-bill ratio of 0.90 for the nine months ended September 30, 2009.  At September 30, 2009 backlog (booked on work) amounted to approximately $139 million.

On July 9, 2009, LSR announced that it had entered into a definitive merger agreement to be acquired by Lion Holdings, Inc, an entity controlled by LSR’s Chairman and CEO, Andrew Baker, for $8.50 per share in cash.  On October 28, 2009, LSR filed with the SEC a definitive proxy statement with respect to the merger. The transaction will be voted on by stockholders at a special meeting of stockholders on November 23, 2009 and, if approved, is expected to close promptly thereafter. The merger remains, subject to certain closing conditions, including stockholder approval.

About Life Sciences Research

Life Sciences Research, Inc. is a global contract research organization providing product development services to the pharmaceutical, agrochemical and biotechnology industries.  LSR brings leading technology and capability to support its clients in non-clinical safety testing of new compounds in early stage development and assessment.  The purpose of this work is to identify risks to humans, animals or the environment resulting from the use or manufacture of a wide range of chemicals which are essential components of LSR's clients' products.  The Company's services are designed to meet the regulatory requirements of governments around the world.  LSR operates research facilities in the United States (the Princeton Research Center, New Jersey) and the United Kingdom (Huntingdon and Eye, England).

Important Additional Information for Investors and Stockholders

In connection with the proposed Merger of the Company with a wholly owned subsidiary of Lion Holdings, the Company has filed with the SEC a definitive proxy statement for the meeting of stockholders of the Company to be convened on November 23, 2009 to approve the Merger. That definitive proxy statement and a form of proxy has been mailed to the stockholders of the Company. The Company, Parent, Merger Sub, Andrew Baker, LAB Holdings LLC and Focused Healthcare Partners, LLC have also filed a Schedule 13E-3, as amended, with the SEC regarding the proposed Merger.  BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, THE COMPANY’S STOCKHOLDERS AND INVESTORS ARE URGED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.  Company stockholders and other investors can obtain copies of these materials without charge from the SEC through the SEC’s website at www.sec.gov. These documents can also be obtained free of charge by accessing them on the Company’s corporate website at www.lsrinc.net.

The Company and its directors, executive officers and certain other members of its management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from the Company’s stockholders in connection with the transaction.  Information regarding the interests of such directors and executive officers (which may be different from those of the Company’s stockholders generally) is set forth in the Company’s proxy statement referred to above and additional information regarding the Company’s directors and executive officers is included in the Company’s 2009 proxy statement and 2008 Annual Report on Form 10-K, previously filed with SEC.  Stockholders may obtain additional information regarding the interests of the Company and its directors and executive officers in the Merger and the solicitation of proxies, which may be different than those of the Company’s stockholders generally, by reading the proxy statement and other relevant documents regarding the Merger, filed with the SEC.

Forward Looking Statements

This announcement contains statements that may be forward-looking as defined by the Private Securities Litigation Reform Act of 1995.  These statements are based largely on LSR’s expectations and are subject to a number of risks and uncertainties, certain of which are beyond LSR’s control, as more fully described in the Company’s SEC filings, including its Form 10-K for the fiscal year ended December 31, 2008, as filed with the US Securities and Exchange Commission.

- tables to follow -

Life Sciences Research Inc. and Subsidiaries
Condensed Consolidated Statements of Operations
Unaudited

(Dollars in thousands, except per share data)	3 months ended September 30		9 months ended September 30
	2009	2008	2009	2008

Net revenues	$49,361	$63,560	$142,656	$191,117
Cost of sales	(36,408)	(44,643)	(104,017)	(131,514)
Gross profit	12,953	18,917	38,639	59,603
Selling, general and administrative expenses	(7,494)	(9,374)	(21,788)	(30,369)
Acquisition-related expenses	(1,038)	-	(2,538)	-
Operating income	4,421	9,543	14,313	29,234
Interest income	23	141	73	469
Interest income, related parties	79	98	294	349
Interest expense	(2,377)	(2,192)	(6,371)	(6,857)
Interest expense, related parties	(745)	(775)	(2,193)	(2,371)
Other income/(expense)	(887)	(4,627)	3,412	(4,664)
Income before income taxes	514	2,188	9,528	16,160
Income tax benefit/(expense)	544	(120)	1,494	(73)
Net income	$1,058	$2,068	$11,022	$16,087

Income per share
-Basic	$0.08	$0.16	$0.83	$1.27
-Diluted	$0.08	$0.13	$0.79	$1.04

Weighted average number of common stock
- Basic (000’s)	13,355	12,679	13,350	12,656
- Diluted (000’s)	14,048	15,625	14,027	15,489

Life Sciences Research Inc. and Subsidiaries
Condensed Consolidated Balance Sheets

(Dollars in thousands, except per share data)	September 30, 2009 (Unaudited)	December 31, 2008
ASSETS
Current assets:
Cash and cash equivalents	$39,361	$36,493
Accounts receivable, net	24,716	19,607
Unbilled receivables, net	21,068	21,683
Inventories	2,259	2,854
Prepaid expenses and other current assets (includes related parties of $1,969 and $985 in 2009 and 2008)	7,498	5,031
Total current assets	$94,902	$85,668
Property, plant and equipment, net	69,956	63,610
Goodwill	3,033	2,684
Intangible assets, net	5,315	6,449
Other assets, related parties	2,530	3,074
Deferred income taxes	11,247	9,713
Total assets	$186,983	$171,198

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
Accounts payable	$12,732	$12,061
Accrued payroll and other benefits	4,150	4,643
Accrued expenses and other liabilities	26,544	25,160
Short-term debt	2,400	2,596
Fees invoiced in advance	29,302	27,681
Total current liabilities	$75,128	$72,141
Long-term debt, net (includes related parties of $21,702 and $21,025 in 2009 and 2008)	71,729	71,943
Deferred gain on disposal of US property	8,227	8,467
Pension liabilities	36,809	33,859
Total liabilities	$191,893	$186,410

Commitments and contingencies
Stockholders' deficit
Preferred Stock, $0.01 par value. Authorized: 5,000,000
Issued and outstanding: None	-	-
Non-Voting Common Stock, $0.01 par value. Authorized: 5,000,000
Issued and outstanding: None	-	-
Voting Common Stock, $0.01 par value. Authorized: 50,000,000
Issued and outstanding at September 30, 2009: 13,899,095
(December 31, 2008: 13,345,495)	139	133
Paid in capital	91,454	89,717
Accumulated other comprehensive loss	(48,149)	(45,686)
Accumulated deficit	(48,354)	(59,376)
Total stockholders' deficit	$(4,910)	$(15,212)
Total liabilities and stockholders' deficit	$186,983	$171,198

Life Sciences Research Inc. and Subsidiaries
Condensed Consolidated Statements of Cash Flows
Unaudited

(Dollars in thousands)	September 30, 2009	September 30, 2008
Cash flows from operating activities:
Net income	$11,022	$16,087
Adjustments to reconcile net income to net cash provided by/(used in) operating activities
Depreciation and amortization	6,733	7,410
Amortization of gain on disposal of US property	(240)	(241)
Non-cash compensation expense associated with employee stock compensation plans	920	1,579
Foreign exchange (gain)/loss on March 2006 Financing	(4,047)	4,041
Foreign exchange loss on intercompany balances	635	16
Deferred income tax (benefit)/expense	(1,494)	73
Provision for losses on accounts receivable	412	272
Amortization of debt issue and financing costs included in interest expense	2,619	2,917
Changes in operating assets and liabilities:
Accounts receivable, unbilled receivables and prepaid expenses	(2,944)	(7,915)
Inventories	760	(928)
Accounts payable, accrued expenses and other liabilities	(1,282)	(1,050)
Fees invoiced in advance	(885)	(5,647)
Defined benefit pension plan liabilities	(823)	(3,330)
Net cash provided by operating activities	$11,386	$13,284

Cash flows used in investing activities:
Purchase of property, plant and equipment	(8,603)	(13,947)
Payment for acquisition	-	(1,779)
Net cash used in investing activities	$(8,603)	$(15,726)

Cash flows used in financing activities:
Proceeds from issue of Voting Common Stock	5	571
Repurchase of warrants	-	(1,000)
Repayments of long-term borrowings	(1,800)	(1,542)
Repayments of short-term borrowings	(81)	(496)
Net cash used in financing activities	$(1,876)	$(2,467)

Effect of exchange rate changes on cash and cash equivalents	1,961	(1,156)
Increase/(decrease) in cash and cash equivalents	2,868	(6,065)
Cash and cash equivalents at beginning of period	36,493	36,223
Cash and cash equivalents at end of period	$39,361	$30,158

Supplementary Disclosures:
Interest paid	$5,849	$6,055
Income taxes paid	$148	$149

Supplementary Disclosures of non-cash financing activity:
Exercise of warrants by independent third parties	$825	$-